BluePhoenix Solutions To Provide Platform Migration For
The Port Of Felixstowe, The Largest Port Facility In The UK

Complex Migration Will Provide Flexistowe with Added Flexibility and Facilitate Sharing of Data and Application Systems

Cary, NC and Herzelia, Israel – 25 August 2003 – Following up on the previous large-scale Bull migration project signed with Barmenia in 2002, BluePhoenix Solutions (NASDAQ: BPHX), today announced that the Port of Felixstowe, the largest port facility in the UK, has chosen it to perform a similar project.

The project will include the migration of Fleixstowe's entire CHARTS application system from a Bull GCOS7/IDS-II platform environment to an open Windows2000/SQL Server environment using Tuxedo, Micro Focus Net Express and SQL Server. BluePhoenix's US Solution Center will carry out the project management, testing and delivery, and the migration is planned to be completed by the end of May 2004.

The CHARTS application processes over 1 million online transactions daily and functions in a true 24x7 fail-soft environment.  CHARTS is a management control and planning system for container and Roll-On-Roll-Off (RO-RO) shipping terminals, providing information on location, status and availability of cargo.  This system currently supports three major shipping terminals with a fourth now under construction.

"In order to maintain a competitive edge, companies must make immediate changes to their computer platforms," said Robert Ruetz, BluePhoenix's VP North America Services and Delivery. "New software packages and development tools are no longer being developed for the aging platforms, so companies worldwide are migrating existing applications to new open environments, thus getting them ready to meet both planned and anticipated future business needs. BluePhoenix provides a full spectrum of platform migration tools and services, delivered by highly experienced teams who have worked on many mission-critical systems, while still maintaining the flexibility to meet every client's specific needs and desired results."

About the Port of Felixstowe
The Port of Felixstowe (Felixstowe), located near Ipswich, is the largest container port in the UK and the fourth largest in Europe. Felixstowe is a member of Hutchison Port Holdings (HPH), an independent port investor, developer and operator with operations in Asia, Europe and the Americas.   HPH operates 175 berths in 31 ports along with a number of transportation related companies.

About BluePhoenix Solutions
BluePhoenix Solutions (NASDAQ: BPHX) develops and markets cost-effective Enterprise IT Modernization solutions that enable clients to extend the ROI of their existing systems through integrated Understanding, Migration, Transformation and Development tools and services. The company has 11 offices throughout the world, five of them full-service delivery centers, including the US, UK, Denmark, Germany, Italy, the Netherlands, Israel, Cyprus and Romania. BluePhoenix Solutions' major shareholder is the Formula Group (NASDAQ:FORTY), an international Information Technology company principally engaged in providing software products, solutions and services in various vertical markets.

For more information, please visit our web site at www.bphx.com.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company's tools, successful implementation of the Company's tools, competitive factors, the ability to manage the Company's growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

This press release is also available at www.bphx.com. All names and trademarks are their owners' property.

Company Contact:

Tamar Belkin
 Blue Phoenix Solutions
 (919) 319-2270
 tbelkin@us.bphx.com